ImmunoPrecise Antibodies Appoints Industry Veteran Jon Lieber to Board of Directors

AUSTIN, Texas  – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), an AI-powered biotherapeutics company, today announced the appointment of Jon Lieber to its Board of Directors, effective immediately.

Mr. Lieber brings over 30 years of financial and strategic leadership across the biotechnology and life sciences sectors, with deep expertise in capital markets, investor relations, and corporate development. He currently serves as Chief Financial Officer at Rallybio, a clinical-stage biotechnology company developing therapies for severe and rare diseases. He also brings valuable experience in Nasdaq governance, having served as both a senior executive and board member of publicly traded companies.

“We are pleased to welcome Jon to IPA’s Board of Directors during this transformative period for the Company,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “Jon brings the rare and highly valuable combination of Nasdaq board governance and senior executive experience—critical as we navigate commercialization and strategic growth. His deep understanding of capital markets and proven success guiding innovation-driven companies aligns well with our strategy to expand adoption of our LENSai™ and HYFT® platforms, and to position IPA at the forefront of AI-powered drug discovery.”

Prior to Rallybio, Mr. Lieber was CFO at Applied Genetic Technologies Corporation (AGTC), a publicly traded gene therapy company, where he led all capital-raising efforts and oversaw finance, human resources, investor relations, and IT. He has also held senior leadership roles at Danforth Advisors, Histogenics, Repligen, Xcellerex (acquired by GE Healthcare), and Altus Pharmaceuticals. Earlier in his career, he worked in investment banking at Salomon Brothers / Salomon Smith Barney and SG Cowen.

Mr. Lieber currently serves on the Board of Directors of Salarius Pharmaceuticals, where he is a member of both the Audit Committee and the Nominating and Governance Committee, further underscoring his depth of experience in Nasdaq board governance.

“I’m excited to join IPA’s Board at such a pivotal time,” said Mr. Lieber. “The Company’s ability to integrate in silico discovery with translational biology sets it apart in a rapidly evolving biotherapeutics landscape. I look forward to supporting IPA’s continued momentum and strategic execution.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise (NASDAQ: IPA) is a global leader in AI-powered biotherapeutic discovery and development. Its proprietary HYFT technology and LENSai™ platform enable first-principles-based drug design, delivering validated therapeutic candidates across modalities and therapeutic areas. IPA partners with 19 of the top 20 pharmaceutical companies and is advancing next-generation biologics through data-driven, human-relevant models.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These statements include, but are not limited to, statements regarding the anticipated contributions of Mr. Lieber to the Company’s board and strategic direction, the Company’s growth trajectory, and its ability to execute on scientific, commercial, and capital markets initiatives.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. These factors include, but are not limited to, changes in leadership dynamics, evolving business strategies, market conditions, regulatory developments, scientific and technological advancements, and other risks related to the Company’s operations and industry.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.